North Shore Capital Advisors Corp.
                                 20 Marlin Lane
                              Port Washington, New York 11050



June 8, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth St., NW
Washington, DC 20549

     Re: North Shore Capital Advisors Corp. Registration Statement on Form 10SB12G (File No. 000-51245)

Ladies and Gentlemen:

     Pursuant to the requirements of Rule 477 under the Securities Act of 1933, as amended, North Shore Capital Advisors Corp. (the "Company") hereby requests that the Securities and Exchange Commission ("SEC") consent to the withdrawal of the Company's Registration Statement on Form 10SB12G (File No. 000-51245) filed on April 12, 2005 (the "Registration Statement").

     The Company is withdrawing the Registration Statement in order to delay automatic effectiveness of this Form 10SB12G. The Company will be filing a new Form 10SB12G to respond to the Commission's comments on the original filing. The Registration Statement has not been declared effective, and none of the Company's securities were sold in connection with the offering previously contemplated to be made under the Registration Statement.

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at North Shore Capital Advisors Corp. and to David Selengut, Esq. at Ellenoff Grossman & Schole, LLP, 370 Lexington Avenue, New York, NY 10017.

     If you have any questions regarding this letter, please contact our counsel at 212-370-1300.


Sincerely,

/s/ Steven Cohen [GRAPHIC  OMITTED]
Steven Cohen
President